

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Gregory Schiffman
Chief Financial Officer
Absci Corp
18105 SE Mill Plain Blvd
Vancouver, Washington 98683

      Re: Absci Corp
          Form 10-K for the Fiscal Year End December 31, 2022
          Filed March 30, 2023
          File No. 001-40646

Dear Gregory Schiffman:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 116

1.   Please amend your filing to provide management's conclusion regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this report in accordance with Item 307 of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services